June 16, 2010

James Giugliano

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Friendly Energy Exploration

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed July 15, 2009

Response Letter Dated September 29,2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Filed October 1, 2009

Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through

December 31, 2004 and December 31, 2006, Filed December 2, 2009

Response Letter Dated February 5, 2010

Forms 10-K/A for the Fiscal Years Ended December 31, 2008, Filed February 5, 2010

Response Letter Dated March 30, 2010

Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through

December 31, 2004, December 31, 2006 and December 31, 2008, Filed

March 31, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

File No. 000-31423

SEC Comment Letter dated May 6, 2010

Dear Mr. Giugliano:

On behalf of Friendly Energy Exploration (the “Company”), a Nevada corporation, the Company has  received and reviewed your letter of May 6, 2010, pertaining to the Company’s Annual Reports on Form 10-Ks (the “Filings”) as filed with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are being filed via the Edgar system together with the other pertinent documents:

Response Letter Dated March 30, 2010

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 6, 2010.

1.

In regards to your responses to our prior comments concerning your assessment of internal controls over financial reporting and disclosure controls and procedures, please confirm in your response to this comment that you have:

•

Performed a full and complete assessment for the appropriate periods and determined that your disclosure controls and procedures and internal controls over financial reporting were ineffective as disclosed (rather than concluding them as ineffective in lieu of performing a full and complete assessment);

•

Prepared and retained evidential matter sufficient to support your conclusion for each applicable period.

Response:  On behalf of the Company, the undersigned hereby confirms that the Company has performed a full and complete assessment for the appropriate periods and determined that the disclosure controls and procedures and internal controls over financial reporting were ineffective as disclosed (rather than concluding them as ineffective in lieu of performing a full and complete assessment), and that the Company has prepared and retained evidential matter sufficient to support its conclusion for each applicable period.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

2.

It does not appear you have completed any of the ‘check boxes’ on the cover of your Form 10-K. Please amend your filing to include an appropriately completed cover.

Response: We have updated our Form 10-K to check off the appropriate check boxes.

3.

We note your filing does not include page numbers. Please paginate your amended filing.

Response: We have updated our Form 10-K to include page numbers.

Item 2- Properties

4.

Please expand your disclosure to include the applicable requirements of Article 1200 of Regulation S-K or tell us why those disclosures are not applicable.

Response: We have updated our Form 10-K to include the applicable requirements of Article 1200 of Regulation S-K.

Consolidated Balance Sheet

5.

Please tell us why certain oil and gas property assets have been presented within fixed assets have been presented within fixed assets while others have been presented in other assets and why these two classes of oil and gas projects warrant different presentation.

Response:  We have updated the Consolidated Balance Sheet to show all of the oil & gas leases and oil & gas projects as Oil and Gas Properties.

Consolidated Statements of Cash Flows

6.

Please tell us your basis for including changes in “notes”, “loans payable” and “loans Payable – related parties” as a change in operating assets and liabilities within the operating activities portion of your statement of cash flows instead of as financing cash flows or supplemental disclosures of noncash financing activities.

Response:  We have updated the Consolidated Statements of Cash Flows to show notes”, “loans payable” and “loans payable – related parties” under “Cash flows from financing activities”.

7.

We note you disclose cash proceeds of $457,000 from the issuance of preferred stock in 2009. Within your statement of shareholders deficit and financial statement footnote number six, we note 3.7 million (out of 4.175 million) preferred shares issued in 2009 were issued for debt settlement. Please modify your cash flow presentation to clarify that these preferred shares were issued in settlement of debt and not in exchange for cash (i.e. noncash financing activities), or tell us why you believe modification is unnecessary.

Response:  We have updated the Consolidated Statements of Cash Flows to remove the noncash financing activities associated with the issuance of preferred stock for settlement of debt.  Proceeds from issuance of preferred shares were reduced by $392,000; $457,000 less $392,000 equals cash proceeds of $65,000.  Loans payable were increased $301,000 and Loans payable-related parties were increased $91,000.  See Note 11: Restatement for further clarification.

Notes to Financial Statements

8.

Please expand your supplemental footnote disclosure to include the applicable requirements of FASB ASC 932-235-50, or tell us why those disclosures are not applicable.

Response:  We have added supplemental information to Note 2: Summary of Significant Accounting Polices.

Note 2 – Summary of Significant Accounting Policies

9.

Please expand your significant accounting policy disclosures to include your method of accounting for costs incurred in oil and gas producing activities. Refer to FASB ASC 932-235-50-1.

Response:  We have added supplemental information to Note 2: Summary of Significant Accounting Polices.

Note 3 – Fixed Assets

10.

We note the following disclosures in regards to certain of your oil and gas leases and projects:

•

Red Oak Prospect: “there is currently no viable way to market the gas”;

•

Talpa Project: “the seller has not been able to provide clear title”;

•

West Peach Creek Prospect: “”drilling plans are on hold as the Company concentrates on the Byler Project and the Panther Creek Project in central Texas.”

Given these disclosures, please tell us whether you have evaluated these projects’ and other projects’ asset carrying amounts for impairment. If so, please tell us how you estimated the recoverability of asset amounts and the fair value of these projects in determining that they were not impaired.

Response:  As a result of your comment, the company has evaluated these projects for possible impairment.  We have determined that these assets ceased to have any value in 2009.  The Red Oak, Talpa and West Peach projects were not generating income in 2009 and are unlikely to generate future revenues.  Management has impaired the value of these investments.  Note 3 has been renamed “Oil & Gas Properties” and Note 4: Property & Equipment, which covers furniture & fixtures and computers & equipment, has been added.

Note 7 – Stock Options

11.

Please expand your disclosure to include:

•

The number and weighted-average grant-date fair value of nonvested options at the beginning of 2009, the end of 2009, and those that were granted, vested, or forfeited during the year (FASB ASC 718-10-50-2(c)(2));

•

The weighted-average grant-date fair value of options granted during 2009 (FASB ASC 718-10-50-2(d)(1));

•

The total compensation cost related to nonvested awards not yet recognized as of December 31, 2009 and the weighted-average period over which the total compensation cost related to these novested awards is expected to be recognized (FASB ASC 718-10-50-2(e)); and,

•

A description of the significant assumptions used to estimate the fair value of the options granted (FASB ASC 718-10-50-2(f)(2)).

Response:  We have updated our Form 10K to include the additional disclosures.

Controls and Procedures

12.

Please expand your disclosure to address changes in your internal control over financial reporting pursuant to Item 308T(b) of Regulation S-K.

Response:  We have added a disclosure to show that there has been no change in internal control over financial reporting identified, in connection with the evaluation we conducted of the effectiveness of our internal control over financial reporting as of December 31, 2009, that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In connection with the Company’s responding to the comments set forth in the May 6, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have been filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Douglas Tallant

Douglas Tallant

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